UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Intellicheck Mobilisa, Inc.

(Name of Issuer)

Common Stock par value $0.001

(Title of Class of Securities)

45817G 102

(CUSIP Number)

Nelson Ludlow
c/o RRM Law PC
555 NE 82nd Street
Seattle, WA 98115
(206) 200-7926

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1.  Names of Reporting Persons.
 Nelson Ludlow

2.  Check the Appropriate Box if a Member of a Group
(a)
(b)

3.  SEC Use Only
4.  Source of Funds

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization



   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:


7.  Sole Voting Power 523,965





8. Shared Voting Power 480,149 (all 480,149 of which are shares owned by Dr. Ludlow's spouse)





9.  Sole Dispositive Power 523,965





10. Shared Dispositive Power 480,149 (all 480,149 of which are shares owned by Dr. Ludlow's spouse)



11.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,004,114 (includes 480,149 owned by Dr. Ludlow's spouse)


12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11) 10.1%

14.  Type of Reporting Person IN



Explanatory Note

This Amendment No. 8 to Schedule 13D (the "Amendment") relates to shares of Common Stock, par value $0.001 per share ("Common Stock"), of Intellicheck Mobilisa, Inc., a Delaware corporation, with its principal office located at 191 Otto Street, Port Townsend, WA 98368, and is being filed on behalf of Dr. Nelson Ludlow to amend and supplement the Items set forth below of Dr. Ludlow's Schedule 13D, as amended, that was previously filed with the Securities and Exchange Commission on March 25, 2008 (the "Schedule 13D").

ITEM 4. PURPOSE OF TRANSACTION

On August 18, 2015, the spouse of the reporting person sold a total of 381,886 shares of Common Stock at $1.00 per share, as reported on Form 4, reducing his shared voting power and shared dispositive power to 480,149.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a) See items 11 and 13 on the cover pages to this Schedule 13D for the aggregate numbers of shares and percentage of Common Stock beneficially owned by Mr. Ludlow.

       (b) See Items 7 through 10 on the cover pages to this Schedule 13D for the aggregate numbers of shares of Common Stock beneficially owned by Mr. Ludlow as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2015
Date


/s/ Nelson Ludlow
Signature


Nelson Ludlow
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.